Exhibit 99.1

BW LPG: Results of Annual General Meeting 2024

13 June 2024

BW LPG limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) advises that the 2024 Annual General Meeting was held on 12 June 2024 at 17:00 (Bermuda time) at the registered office of the Company, Washington Mall Phase 2 4th Floor Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda.

The following resolutions were passed:

1.	To determine that the number of Directors of the Company shall be up to eight.

2.	To re-elect the following Directors as set out below:

-	Mr. Andreas Sohmen-Pao

-	Ms. Anne Grethe Dalane

-	Ms. Sonali Chandmal

-	Mr. Andrew E. Wolff

-	Mr. Luc Gillet

-	Mr. Sanjiv Misra

3.	To re-appoint Mr. Andreas Sohmen-Pao to the office of Chairman of the Company for the ensuing year.

4.	To approve the annual fees payable to the Directors and Committee Members as reflected in Agenda item 7 of the Notice of Annual General Meeting.

5.	To approve the re-appointment of KPMG LLP as Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Board of Directors to determine the Auditors’ remuneration.

6.	To authorise the Directors to purchase shares of the Company as set out in Agenda item 9 of the Notice of Annual General Meeting.

7.	To authorise the Directors to issue shares and/or instruments in the Company as set out in Agenda item 10 of the Notice of Annual General Meeting.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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